

October 18, 2011

<u>Via E-mail</u>
Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Properties, Inc.
405 Park Avenue
New York, New York 10022

> **Re: American Realty Capital Properties, Inc.**
> **Registration Statement on Form S-11**
> **Filed September 22, 2011**
> **File No. 333-176952**

Dear Mr. Schorsch:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your use of modified funds from operations throughout the prospectus. Please provide the disclosure required by Item 10(e)(1)(i)(C) of Regulation S-K.

Prospectus Summary, page 1

Company Overview, page 1

2. We note your disclosure regarding the completion of your IPO in September. Please revise your disclosure to clarify the percentage of securities that were sold to affiliates in your IPO.

Developments Since Our IPO, page 4

Repayment of Unsecured Indebtedness, page 4

3.   We note your disclosure here and throughout your prospectus that you used proceeds
from your IPO to repay certain unsecured indebtedness. Please revise to clarify that the
$30.6 million of indebtedness referenced represents the repayment of affiliated note
programs and therefore, the proceeds were used to repay prior investors. Furthermore,
please also clarify the benefits, monetary or otherwise, received by your sponsor,
manager, officers or directors as a result of this repayment. Please revise your disclosure
to describe the benefits received by each of the various different parties, naming each
party and quantifying the benefits where applicable.

Risk Factors, page 31

4.   Please include risk factor disclosure that discusses the risk that you have used offering
proceeds to repay prior investors in your affiliated programs and that you may continue to
do so or advise.

Price Range of Common Stock and Distribution Policy, page 65

5.   We note that you are projecting a dividend amount for the next year but will begin paying
dividends only in October 2011. Please revise your filing to include a distribution table
or an alternative basis for your projected dividend.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Peter M. Fass, Esq.